Exhibit 99.3

NICE Collaborates with Other 9-1-1 & Technology Leaders to Successfully Test
21st Century NG9-1-1 Capabilities and Features at NENA ICE 8

During the event NICE confirmed interoperability of its NG9-1-1 recording solutions with a spectrum of i3 interfaces

Paramus, New Jersey, November 18, 2013 – NICE Systems (NASDAQ: NICE) today announced that it participated in the National Emergency Number Association’s (NENA’s) ICE 8 Industry Collaboration Event, a forum that promotes progress towards Next Generation 9-1-1 (NG9-1-1). During ICE 8, NICE was able to confirm interoperability of its NG9-1-1 recording solutions with a spectrum of i3 interfaces, an essential capability for logging IP-based NG9-1-1 emergency communications in the form of voice, video and text.

NENA ICE 8 took place November 4-8, 2013 on the Rice Campus of the Illinois Institute of Technology. Representatives from more than two dozen public safety service providers came together to test the features that would enable 9-1-1 centers across the country to keep pace with consumer technologies and introduce multimedia “call” capabilities, allowing text, images, and real-time video to be sent from those in need of emergency assistance directly to 9-1-1 call takers.

The NENA ICE 8 Industry Collaboration Event focused on testing interfaces for logging of processing events and recording NG9-1-1 multimedia and call data, as well as interfaces for retrieving and reproducing both. NENA’s i3 NG9-1-1 standard specifies the system interfaces that were tested at ICE 8.

“Through the ICE initiative, NENA is proud to provide a space for all relevant players to come together in an open, collaborative atmosphere to test the products and services that will ultimately enable Next Generation 9-1-1 and improve emergency responses for all citizens in need,” said NENA President Bernard Brown, ENP. “We thank the Illinois Institute of Technology for hosting this critical event and INdigital for assisting in establishing the network connectivity between participants.”

“The key to a successful evolution to NG9-1-1 is standards and interoperability, and we are pleased with the progress we have achieved through our collaboration with NENA and other industry partners,” said Eric Hines, Vice President of the NICE Security Group. “The interoperability testing we have conducted will ultimately give public safety agencies the flexibility to implement a myriad of NG9-1-1 solutions without any concerns about interoperability challenges.”

Additional ICE program details are available at www.nena.org/ice.

About NENA: The 9-1-1 Association
The National Emergency Number Association (NENA) serves its members and the greater public safety community as the only professional organization solely focused on 9-1-1 policy, technology, operations, and education issues. The association works with public policy leaders; emergency services and telecommunications industry partners; like-minded public safety associations; and other stakeholder groups to develop and carry out critical programs and initiatives to improve 9-1-1; to facilitate the creation of an IP-based Next Generation 9-1-1 system; and to establish industry leading standards, training, and certifications. Find out more at www.nena.org.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

NICE Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Hines, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.